Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-198664

Urstadt Biddle Properties Inc.

6.75% Series G Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

October 21, 2014

Issuer:	Urstadt Biddle Properties Inc.
Security:	6.75% Series G Cumulative Redeemable Preferred Stock (the “Series G Preferred Stock”). This is the initial issuance of the Series G Preferred Stock.
Shares Offered:	2,800,000 shares (3,000,000 shares if the underwriters’ option is exercised in full) (upsized from 2,450,000 shares (2,817,500 shares if the underwriters’ option would have been exercised in full))
Trade Date:	October 22, 2014
Settlement and Delivery Date:	October 28, 2014 (T+4)
Public Offering Price:	$25.00 per share; $70,000,000 total (assuming the underwriters’ option is not exercised)
Underwriting Discount:	$0.7875 per share; $2,205,000 total (assuming the underwriters’ option is not exercised)
Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $67,795,000 total (assuming the underwriters’ option is not exercised)
Dividend Rate:	6.75% per annum of the $25.00 liquidation preference ($1.6875 per annum per share)
Dividend Payment Date:	On or about January 31, April 30, July 31 and October 31 of each year commencing on January 31, 2015
Liquidation Preference:	$25.00 per share liquidation preference, plus an amount equal to any accrued and unpaid dividends to, but excluding, the date of payment
Optional Redemption:

Prior to the October 28, 2019, the Issuer may, at its option, upon notice, redeem shares of the Series G Preferred Stock, in whole or in part, at any time or from time to time, for cash at the Make-Whole Redemption Price.

“Make-Whole Redemption Price” means, for any shares of Series G

Preferred Stock at any date of redemption, the sum of (i) the Liquidation Preference, (ii) all accrued and unpaid dividends thereon to, but not including, such date of redemption and (iii) the present value as of the date of redemption of all remaining scheduled dividend payments for such shares of Series G Preferred Stock until October 28, 2019, calculated using a discount rate equal to the Treasury Rate (determined on the date of the notice of redemption) plus 50 basis points.

On and after October 28, 2019, the Issuer may, at its option, redeem shares of the Series G Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but excluding, the date fixed for redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Issuer may, at its option and subject to certain conditions, redeem the Series G Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for a cash redemption price per share of Series G Preferred Stock equal to $25.00 plus any accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the redemption date.
Change of Control:

Occurs when, after the original issuance of the Series G Preferred Stock, the following have occurred and are continuing:

•          the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, other than Exempted Persons (as defined in “Description of Series G Preferred Stock – Special Optional Redemption” in the preliminary prospectus supplement), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions, of shares of the Issuer’s common stock and Class A common stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Issuer’s common stock and Class A common stock entitled to vote generally in the election of directors (and such a person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•          following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed or quoted on the NYSE, the NYSE MKT or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or the NASDAQ.

Shares of Series G Preferred Stock designated for redemption will not be eligible to be converted upon the occurrence of a Change of Control as described below.
Conversion Rights:

Upon the occurrence of a Change of Control, each holder of the Series G Preferred Stock will have the right (unless, prior to the applicable conversion date, the Issuer has provided notice of its election to redeem such shares of Series G Preferred Stock) to convert all or part of the shares of Series G Preferred Stock held by such holder on the applicable conversion date into a number of shares of Class A common stock for each share of Series G Preferred Stock equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of $25.00 plus the amount of any accumulated and unpaid dividends thereon (whether or not declared) to, but not including, the applicable conversion date (unless the applicable conversion date is after a record date set for payment of a dividend on the Series G Preferred Stock and on or prior to the corresponding dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Class A Common Share Price (as defined in the preliminary prospectus supplement); and

•      2.3159, or the Share Cap, subject to adjustments to the Share Cap for any splits, subdivisions or combinations of the common stock;

in each case, on the terms and subject to the conditions described in the preliminary prospectus supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the preliminary prospectus supplement. See “Description of the Series G Preferred Stock — Conversion Rights.”

Use of Proceeds:	The Issuer intends to use a portion of the net proceeds of this offering in connection with the redemption of all of the outstanding shares of its Series D preferred stock. The Issuer intends to use the remaining net proceeds for other general purposes, which may include the repayment of outstanding indebtedness, including borrowing under its credit facility; the funding of capital improvements to its existing properties and the acquisition of additional properties. Pending the use of the net proceeds as described above, the Issuer may use the net proceeds to make investments in short-term income-producing securities that are consistent with its qualification as a REIT.
Proposed NYSE Listing Symbol:	UBPPRG

CUSIP:	917286 809
ISIN:	US9172868096
Sole Book-Running Manager:	BMO Capital Markets Corp.
Joint Lead Managers:	Deutsche Bank Securities Inc. Stifel, Nicolaus & Company, Incorporated
Co-Managers	J.J.B. Hilliard, W.L. Lyons, LLC Wunderlich Securities, Inc. BNY Mellon Capital Markets, LLC

The Issuer has filed a registration statement on Form S-3 (Registration No. 333-198664), including a base prospectus dated September 24, 2014 and a preliminary prospectus supplement, dated October 21, 2014, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from BMO Capital Markets Corp. by calling toll-free 1-800-414-3627 or by e-mail to bmoprospectus@bmo.com. Alternatively, copies can be obtained by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036.